March 30, 2017

VIA EDGAR
David L. Orlic
Special Counsel - Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Paybox Corp Amendment No. 2 to Schedule 13E-3 Filed February 24, 2017 File No. 005-78531 Revised Preliminary Proxy Statement on Schedule 14A Filed February 24, 2017 File No. 000-20660

Dear Mr. Orlic:

Paybox Corp (the “Company”) submits this letter in response to the comment letter (the “Comment Letter”), dated March 3, 2017, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s above-referenced Amendment No. 2 to Schedule 13E-3 and Revised Preliminary Proxy Statement on Schedule 14A.

For ease of reference, set forth in bold below, are the comments to the Revised Preliminary Proxy Statement on Schedule 14A, as reflected in the Comment Letter. The Company’s responses are set forth below each comment. The revisions to the filing described below are reflected in third amendments (the “Amendments”) to the Revised Preliminary Proxy Statement on Schedule 14A referenced above (as so amended, including all exhibits thereto, the “Preliminary Proxy Statement”) and Amendment No. 3 to Schedule 13E-3, each being filed simultaneously with this letter. We are providing by email a copy of the Amendments marked to show changes from the Revised Preliminary Proxy Statement on Schedule 14A and the Amendment No. 3 to Schedule 13E-3. As previously discussed with the Staff and as described in the Preliminary Proxy Statement, in consideration of the announced termination of a major customer of the Company, certain terms of the proposed reverse stock split have been revised by the Company’s Board of Directors.

 General

1.
We note your response to prior comment 1. As requested, please provide appropriate disclosure regarding the effects of the increase in authorized but unissued common stock. Refer to SEC Release No. 34-15230.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 29.

Annex B

2.
We note your response to prior comment 5. As requested, please disclose whether Kidron intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law.

Response:

The Preliminary Proxy Statement has been revised in response to the Staff’s comment. See page 20.

* * * * *

Lastly, in responding to the Staff’s comments, the Company acknowledges the following:

●
the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

●
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●
the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 954-510-3785 or Abbe Dienstag at 212-715- 9280.

Very truly yours,

/s/ Matthew E. Oakes
Matthew E. Oakes
Chief Executive Officer of Paybox Corp

cc:
Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP

Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP